NETWORK LONG DISTANCE, INC.
                             525 Florida Street
                       Baton Rouge, Louisiana  70801


September 16, 1996


Mr. Tim A. Barton, President
United Wats, Inc.
7000 Squibb, Suite 310
Mission, KS  66202

     Re:   LETTER OF INTENT

Dear Tim:

     Network Long Distance, Inc. ("Network") hereby submits this Letter of Intent to United Wats, Inc.("UWI") which shall serve as an outline of the terms and conditions under which Network proposes to enter into a merger
of the companies.   If all necessary due diligence regarding the Merger is
completed to the Parties satisfaction, Network proposes that the parties reduce their agreement to writing in the form of a separate purchase agreement (the "Formal Agreement(s)") and that the closing of the transaction contemplated herein (the "Closing") take place at Network's corporate headquarters, 525 Florida Street, Baton Rouge, Louisiana, 70801 on a mutually agreeable date and time.

     1. THE MERGER. Network proposes to enter into a transaction with UWI (the "Merger"), whereby the combination of the two companies will occur through an exchange of stock. There can be no substantial adverse change to either the assets or liabilities of either company in contemplation of this transaction. Pooling will be the accounting treatment for this transaction.

     2.   DEFINITIONS.

          a. QUALIFIED CUSTOMER ACCOUNTS: End user long distance telecommunications customer accounts of UWI which, unless mutually agreed to by both parties, may not be (1) affiliated with Seller in any way or (2) comprised, in whole or in part, of any outstanding balance(s) which is/are more than sixty (60) days past due.

          b. NET TOLL USAGE: Toll usage for the Qualified Customer Accounts as measured using a mutually agreed to billing period (the "Measurement Period"), net of any discounts and minus other appropriate deductions, including but not limited to taxes, pass-through charges to customers, credits and chargebacks.


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          c.   MEASUREMENT PERIOD:  shall mean the period commencing
               October 1, 1996 and ending November 14, 1996 for Net Toll Usage derived on the MCI network and the period commencing September 15, 1996 and ending October 31, 1996 for Net Toll Usage derived on the Sprint network.

     3. PURCHASE PRICE. At the Closing, Network shall pay total consideration equal to Net Toll Usage multiplied by a multiple of
          12.5 plus, $675,000 for the express shipping business which operates as DeskTop Shipping. (the "Purchase Price").

          a. One hundred percent (100%) of the Purchase Price shall be paid in the form of shares of Network common stock which are restricted from transfer pursuant to Rule 144 of the Securities Exchange Commission (the "Restricted Stock").

          b. The number of shares of Network common stock to be delivered in the Merger will be equal to the Purchase Price divided by the Average Trade Price of the Network common stock for the period of 30 consecutive trading days ending three days prior to the Closing (the "30 Day Average Trade
               Price"). The Average Trade Price on each day shall be the average of the closing bid and asked price for that day as published in the Wall Street Journal. However, in no event will the price of the stock used to determine the number of shares to be issued be above $10.75 ( the "cap" ) or below $9.75 ( the "collar" ).

          c. The Restricted Stock shall be paid to the shareholders of UWI (the "Selling Shareholders"), in accordance with their pro rata ownership interests, in exchange for all issued and outstanding shares of UWI Capital Stock.

          d. Network agrees to file a registration statement no later than seventy-five (75) days following the Closing or within the shortest time frame allowed under pooling and SEC requirements.

     4. EMPLOYMENT AGREEMENTS. Network will negotiate individually and separately with each of the five (5) principal shareholders and enter into employment agreements with each party.

     5.   DUE DILIGENCE.    Both parties shall provide all materials and
          documents reasonably requested by their respective legal and financial advisors including the required audited financial statements between the date of this Letter of Intent and the date on which the Formal Agreement is executed (the "Due Diligence Period").

     6.   PUBLIC ANNOUNCEMENT.   The signing and contents of this Letter of
          Intent shall

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          remain strictly confidential.  Notwithstanding the foregoing, Network may, in its sole discretion or if necessitated by applicable securities laws, publicly announce the signing and contents of this Letter of Intent.

     7. OTHER NEGOTIATIONS. It is the intent of both parties to close the transaction as contemplated herein. Therefore, UWI may not open or continue negotiations with any other person, firm, or entity ("Third Party") so long as this Letter of Intent is in effect. In the event the Formal Agreement is not executed by the parties on or before December 31, 1996, this Letter of Intent shall no longer be in effect.

     8. NONCOMPETES. UWI and the owners of UWI shall execute noncompetition agreements which shall, for a period of three (3) years from the closing of this transaction: (a) preclude them from soliciting, selling or otherwise marketing to the current Customer Accounts of either company or Accounts which become Customers of the combined company unless such activities are authorized; and (b) obligate them to indemnify Network with respect to all of the foregoing covenants.

     9. COUNTERPARTS. This Letter of Intent may be signed in counterparts, each of which, when taken together, shall comprise an original.

     10. ASSIGNABILITY. This Letter of Intent may be assigned by either party to one or more of their subsidiaries, whether currently existing or to be established in the future.

     11. INDUSTRY TERMS. All terms and phrases unique to the telecommunications industry and used within this Letter of Intent shall be defined in accordance with the everyday meaning assigned to the terms within the industry.

     12. POOLING CONFLICTS. Should any of the terms and conditions proposed herein jeopardize the pooling accounting treatment, then those items will be adjusted in order to meet the pooling requirements. If the adjustments made in order to meet the pooling requirements materially alter the terms and conditions of this agreement, or if this transaction cannot be consummated under the pooling accounting treatment either party, at its sole discretion, may void this Letter of Intent, releasing the parties from all obligations contained herein.

     13. BOARD OF DIRECTORS. Network agrees to provide for one seat on the Board of Directors of Network Long Distance and one advisory board seat (non-voting) on the Board of Network Long Distance. The board position will hold office until the annual meeting of shareholders in the year 1998, and will be nominated for re-election at such meeting.

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     If a verbal or written response or execution of this Letter of Intent is not received by Network on or before September 25, 1996 this proposal shall expire.

     NETWORK LONG DISTANCE, INC.           ACCEPTED AND AGREED TO:
                                           UNITED WATS, INC.

     By: /s/ RON C. LEVITT                 By: /s/ TIM A. BARTON
     ----------------------------          ---------------------------
     Name: Ron C. Levitt                   Name: Tim A. Barton
     Title: Vice President/Treasurer             ---------------------
                                           Title: President
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